THIS AGREEMENT made as of 31st of July, 2012.

BETWEEN:

RHONDA SMERCHANSKI, duly appointed Legal Representative of the former shareholders of DUQUESNE GOLD MINES LTD., of 2147 Portage Avenue, in the City
of Winnipeg, in the Province of Manitoba, R3J 0L4;

(hereinafter called "the Royalty Holders")

AND

CLIFTON STAR RESOURCES INC., a company duly incorporated pursuant to the laws of the Province of British Columbia and continued under the laws of Canada, and having its registered office at 217 — 1040 Avenue Belevedere, in the City of Quebec, in the
Province of Quebec, GIS 3G3

(hereinafter called "Clifton Star")

WHEREAS an Agreement was made between the Royalty Holders, Clifton Star, and Duquesne Gold Mines Ltd. (hereinafter called "Duquesne") as of the 20th of September, 2006, amended the 14th day of May, 2007, and amended again on the 11th day of June, 2007 (hereinafter called "the Duquesne Agreement"), which established a 3% NSR payable to the Royalty Holders. Under the terms of the Duquesne Agreement, if the Property that was the subject of the Duquesne Agreement (a listing of the Property is attached hereto and marked as Schedule A) did not have a pre-feasibility study done on it by June 20th, 2011, Clifton Star was to pay $1,000,000 to the Royalty Holders on account of 1/2% of the NSR. In addition, there were further benchmarks set out in the Duquesne Agreement by which time if certain things were not done, the NSR would continue to be paid out at the rate of $1,000,000 per year until the NSR has been fully paid in the amount of $6,000,000. The applicable clauses 10, 11 and 12 are found in the NSR Agreement (Schedule C to the Duquesne Agreement) which is attached to this Agreement and marked as Schedule B.

AND WHEREAS, there is an outstanding amount of $2,000,000 owing to the Royalty Holders for payments that were due to purchase a total of 1% of the NSR on June 20 2011 and June 20, 2012.

AND WHEREAS under the terms of the Duquesne Agreement, Clifton Star cannot sell, assign, transfer or in any other manner deal with the Property or any interest therein without the purchaser, transferee or assignee acquiring the Property or such interest therein first agreeing with the Royalty Holders in writing to be bound by the terms of said Agreement (Clause 8 to the NSR Agreement).

AND WHEREAS recently, Clifton Star and Mines D'Or Duquesne Gold Mines Inc. had advanced discussions regarding an agreement to sell assets which include the aforementioned Property to Xmet Inc. (hereinafter called "the Xmet Agreement"), and Clifton Star has requested that the Royalty Holders agree to extend the time limits imposed by the NSR in the Duquesne Agreement by which the NSR must be purchased.

In exchange for $1.00 consideration paid by each Party to the other, the receipt and sufficiency of which is hereby acknowledged, THE PARTIES HERETO AGREE AS FOLLOWS:

1.  Clifton Star shall make a payment of $1,000,000 by July 30th, 2012, on account of 1/2% of the NSR that was due on June 20, 2011, and the remaining NSR will then be 21/2%.

2.  Conditional on Xmet Inc. first having acquired a 75% interest in the Duquesne-Ottoman option under the terms of a draft Xmet Agreement that has been supplied to the Royalty Holders, and Xmet Inc. providing the Royalty Holders with a signed document indicating that they have read and agree to be bound by the terms of the Duquesne Agreement, and the aforementioned $1,000,000 payment having been made under paragraph 1, the schedule of payments under the terms of the Duquesne Agreement for the NSR shall be as follows:

(i)

If by June 20, 2014, there is no pre-feasibility study on the Property, Clifton Star and Xmet Inc. agree jointly and severally to pay out to the Royalty Holders $1,000,000 as a purchase price for 1/2% NSR that is available for sale to Clifton as per paragraph 4.03 of the Duquesne Agreement. For each year thereafter that there is no pre-feasibility study on the Property and on June 20th of each such year, Clifton Star and Xmet shall pay the Royalty Holders $1,000,000 representing 1/2% NSR until either the pre-feasibility study is completed or the remaining 21/2% NSR becomes fully purchased.

(ii)

If by June 20, 2017, there is no feasibility study on the Property, Clifton Star and Xmet agree jointly and severally to pay out to the Royalty Holders $1,000,000 as a purchase price for 1/2% NSR that is available for sale to Clifton as per paragraph 4.03 of the Duquesne Agreement. For each year thereafter that there is no feasibility study on the Property and on June 20th of each such year, Clifton Star and Xmet shall pay the Royalty Holders $1,000,000 representing 1/2% NSR until either the feasibility study is completed or the remaining 2'/2% NSR becomes fully purchased.

(iii)

If by June 20, 2019 the Property has not been put into production, Clifton Star and Xmet agree jointly and severally to pay out to the Royalty Holders $1,000,000 as a purchase price for 1/2% NSR that is available for sale to Clifton as per paragraph 4.03 of the Duquesne Agreement. For each year thereafter that the Property is not in production and on June 20th of each such year, Clifton and Xmet shall pay the Royalty Holders $1,000,000 representing 1/2% NSR until either the property has been put into production or the remaining 2 1/2% NSR becomes fully purchased.

3.

In the event that the sale of the Property to Xmet Inc. by Clifton Star and Mines D'Or Duquesne Gold Mines Inc. does not occur, and the aforementioned $1,000,000 payment has been made under paragraph 1, the payment schedule for the purchase of the NSR shall remain as outlined above except that Clifton Star shall remain solely responsible to meet the payments and their corresponding due dates.

4.

There shall be nothing to preclude the sale of the NSR by the Royalty Holders, but in the event that a sale of the NSR by the Royalty Holders is pending, Xmet Inc. and/or Clifton Star shall have the right of first refusal to purchase the NSR under the same terms and conditions as the pending sale.

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written,

CLIFTON STAR RESOURCES INC.) per: [signature]
) Name:
) Position: President
)
) per: [signature]
) Name:
) Position: VP finance & CFO

The undersigned former shareholders of Duquesne Gold Mines Ltd. hereby severally confirm this 16 day of August 2012 that they have read, understood, and agreed to all of the terms of the above Agreement and that Rhonda Smerchanski is authorized to sign and execute same on their behalf.

This document may be signed in couterparts all of which taken together shall constitute one document.

Name	**Duquesne shares held**	**Signature of shareholder**